May 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Windtree Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-231128

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Windtree Therapeutics, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective as of 4:30 p.m. Eastern Time, on Wednesday, May 15, 2019, or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Commission. The Company also requests that the Commission specifically confirm such effective date and time to the Company.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Ms. Mary Templeton at (215) 488-9347 or Mr. Brian Lee at (212) 768-6926 at Dentons US, LLP.

Very truly yours,

/s/ John Tattory
John Tattory Chief Financial Officer